Exhibit 99.1

Golar LNG Partners LP Announces Public Offering of 8,500,000 Common Units

Golar LNG Partners LP (NASDAQ: GMLP) (“Golar Partners” or the “Partnership”) announced today that it plans to offer 5,100,000 common units, representing limited partner interests, in a public offering. In addition, Golar LNG Limited (NASDAQ: GLNG) (“Golar”) is offering 3,400,000 common units, representing limited partner interests, in the offering as a selling unitholder.

The Partnership intends to use the net proceeds that it receives in the offering and the related capital contribution by its general partner to maintain its 2% general partner interest to fund a portion of the purchase price of its previously announced acquisition of the floating storage and regasification unit (“FSRU”), the Golar Igloo, from Golar.  The Partnership will not receive any of the proceeds from the common units being sold by Golar.  If the acquisition of the Golar Igloo does not close, the Partnership will use the net proceeds for general partnership purposes.

Golar Partners operates a fleet of liquefied natural gas (“LNG”) carriers and FSRUs, on long-term contracts and part of its strategy is to expand its operations in the LNG carrier and FSRU sectors, with a focus on long-term contracted assets.

Morgan Stanley and Wells Fargo Securities are acting as the underwriters in connection with the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of: Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, Telephone: 800-326-5897, Email: cmclientsupport@wellsfargo.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Hamilton, Bermuda

December 5, 2013

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan